Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

AUDIOEYE, INC.

(a Delaware corporation)

The undersigned, Nathaniel Bradley, hereby certifies that:

1.                                      He is the President and Chief Executive Officer of AudioEye, Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2.                                      The present name of the Corporation is “AudioEye, Inc.”  The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on May 20, 2005.

3.                                      This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors and duly adopted by written consent of the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4.                                      The current text of the second paragraph of the Fourth Article of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 260,000,000, of which 250,000,000 shares shall be Common Stock of the par value of $.00001 per share and 10,000,000 shares shall be Preferred Stock of the par value of $.00001 per share.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 26th day of March 2014.

By:	/s/ Nathaniel T. Bradley
Nathaniel T. Bradley
President and Chief Executive Officer